2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

Jeffrey D. Buchanan Executive Vice President Chief Financial Officer & Treasurer

March 6, 2017

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	American Outdoor Brands Corporation
Form 10-K for Fiscal Year Ended April 30, 2016
Filed June 16, 2016
Form 10-Q for the Period Ended October 31, 2016
Filed December 1, 2016
Filed No. 1-31552

Dear Mr. O’Brien,

The following is in response to your letter dated February 17, 2017 (the “Comment Letter”). American Outdoor Brands Corporation (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-Q for Period Ended October 31, 2016

Note 11: Segment Information, page 19

1.

Comment: Your disclosures on page 42 of your Form 10-K for the year ended April 30, 2016 indicate that you determined you had two operating segments and correspondingly two reporting units at April 30, 2016. Your Form 8-K filed December 1, 2016 indicates that as of January 1, 2017 you now have four operating divisions, which appear to be firearms, manufacturing services, accessories, and

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

electro-optics. Please disclose the impact of these recent organizational changes on your determination of operating segments and reportable segments pursuant to ASC 280 as well as the impact on your determination of reporting units for purposes of goodwill impairment testing pursuant to ASC 350-20. Please also ensure that you provide the disclosures required by ASC 280-10-50-21, including if you aggregated operating segments in determining your reportable segments.

Company Response: Prior to fiscal 2015, we operated as one segment with one reporting unit with all activities reported as Firearms. During fiscal 2015, we acquired Battenfeld Technologies, Inc. which resulted in the identification of an additional segment and reporting unit, known as Accessories. In April 2016, we announced an organizational change coinciding with the hiring of a new President of our Firearms Division and began operating the Firearms segment as two divisions, Manufacturing Services and Firearms. At this time, Manufacturing Services continues to primarily support the Firearms Division and generates an immaterial amount of third-party revenue. Although operating as two divisions, the Chief Operating Decision Maker (“CODM”), our Chief Executive Officer, allocates resources and assesses the performance based on total firearms, inclusive of the results of Manufacturing Services. Further, discrete financial information is not available for the Manufacturing Services division.

In August 2016, we acquired substantially all of the net assets of Taylor Brands, LLC and all of the issued and outstanding stock of Crimson Trace Corporation. With the acquisition of Crimson Trace Corporation, and the related establishment of a new Electro-Optics division, we reevaluated all divisions in accordance with ASC 280 and determined that we operated as two operating segments: Firearms and Outdoor Products & Accessories. Our basis for this conclusion, among other items, was that our CODM was also performing functions as the segment manager for the Outdoor Products & Accessories segment, as allowed under ASC 280-10-50-8.

Since then, and as indicated in our January 31, 2017 Form 10-Q filed on March 2, 2017, we have reevaluated our analyses and determined that we operate as three operating segments: Firearms, Accessories, and Electro-Optics. Our basis for this conclusion was as follows:

•	We considered the guidance within ASC 280-10-50-5 in determining our CODM. Our management structure consists of a President and Chief Executive Officer of American Outdoor Brands Corporation, P. James Debney, who reports directly to the Board of Directors. Although Mr. Debney receives input and recommendations from various individuals throughout the four divisions, including the division presidents who all report to Mr. Debney, it is Mr. Debney who ultimately makes the significant decisions which drive the overall strategy of each segment and the company.

•	There is a division president over each of the Accessories and Electro-Optics divisions who both report to the CODM and are held accountable for the operating results of their respective divisions. Discrete financial information is available for the Accessories and Electro-Optics divisions and this information is regularly reviewed by the CODM.

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

•	As noted above, the CODM regularly reviews operating results for Firearms, inclusive of Manufacturing Services.

Accordingly, we have identified three operating segments: Firearms, Accessories, and Electro-Optics. The Accessories and Electro-Optics segments meet the criteria for aggregation as outlined in ASC 280-10-50-11, and represent the Outdoor Products & Accessories reportable segment.

The guidance within ASC 280-10-50-11 states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. In our assessment of the Accessories and Electro-Optics divisions, we have concluded that they have similar economic characteristics as follows:

•	Both segments have products that are tangentially related to but dissimilar from firearms products. Both segments develop and market products that can be mounted on firearms and used by firearm consumers to improve their shooting experience.

•	Both segments are heavily engaged in engineering design and product development. Both primarily source the majority of their products under strict design control and in-house labor related to final production and assembly is a proportionately small value to the overall production process.

•	Both segments have similar gross margins (greater than 50%) and both segments have margins that are higher than the firearms segment, which is approximately 40%.

•	Both segments share similar customers and distribution processes utilizing firearms distributors and dealers, strategic retailers, and internet suppliers to provide products to end user customers.

•	Neither segment is in a highly regulated industry.

With respect to our identification of reporting units, we considered the guidance with ASC 350-20, which states that a reporting unit is an operating segment or one level below an operating segment, also known as a component, at which goodwill is tested for impairment. Based on guidance and information provided by our businesses, we concluded that we have three reporting units, which currently represent our three segments, and we believe that goodwill is recoverable at the segment level.

Based on the foregoing, in our most recent filing we modified our quarterly segment disclosure as follows (modifications appear in italicized text):

“We report our results of operations in two segments: (1) Firearms and (2) Outdoor Products & Accessories, which we previously referred to as our accessories segment. Our two segments are defined based on the reporting and review process used by the chief operating decision maker, our Chief Executive Officer. The Firearms segment has been determined to be a single operating

2100 Roosevelt Avenue PO Box 2208 Springfield, MA 01102-2208

segment and reporting segment based on our reliance on production metrics, such as gross margin per unit produced, units produced per day, incoming orders per day, and revenue produced by trade channel, all of which are particular to the Firearms segment. The Outdoor Products & Accessories segment has been determined to be a two operating segments that have been aggregated into a single reportable segment, which are evaluated, by a measurement of incoming orders per day, sales by customers, and gross margin by product line.

The Firearms segment includes our firearms and other components, which we manufacture at our facilities in Springfield, Massachusetts; Houlton, Maine; and Deep River, Connecticut and our firearm products, which we develop, assemble, and market in our Springfield, Massachusetts facility. The Outdoor Products & Accessories segment includes our accessories products, which we develop, source, market, and distribute at our facilities in Columbia, Missouri; Kingsport, Tennessee; and Jacksonville, Florida and our electro-optics products, which we develop, market, and assemble in our Wilsonville, Oregon facility. We report operating costs based on the activities performed within each segment.”

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey D. Buchanan
Jeffrey D. Buchanan Executive Vice President, Chief Financial Officer, Chief Administrative Officer, and Treasurer